

DC
No Act
P.E. 11-13-02
1-08660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2002

D. Lynn van Borkulo-Nuzzo, Esq.
Executive Vice President and
Corporate Secretary
Hudson United Bancorp
1000 MacArthur Boulevard
Mahwah, NJ 07430

Act 1934
Section
Rule 14A-8
Public Availability 12/6/2002

Re: Hudson United Bancorp
Incoming letter dated November 13, 2002

Dear Ms. van Borkulo-Nuzzo:

This is in response to your letter dated November 13, 2002 concerning the shareholder proposal submitted to Hudson United by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


02068241

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

1000 MacArthur Boulevard
Mahwah, NJ 07430
1 800 HUB LINK (482-5465)

HUDSON UNITED BANCORP 

November 13, 2002

RECEIVED
2002 NOV 18 PM 4:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via United Parcel Service
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Hudson United Bancorp Shareholder Proposal

Hudson United Bancorp (the "Company") a New Jersey corporation, is submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 as notice of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") submitted by Robert D. Morse (the "Proponent"). The Company requests that the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed. The Company intends to file its Proxy Materials with the Commission on or about March 15, 2003.

We believe that the Proposal may be excluded from the Proxy materials for the following reasons:

(1) the Proposal contravenes Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules;

(2) the second sentence of the Proposal has been substantially implemented and may be omitted under Rule 14a-8(i)(1);

(3) portions of the Proposal and its supporting statement contain statements that are false and misleading under Rule 14a-8(i)(3); and

(4) the supporting statement relates to an election of directors and may be omitted pursuant to Rule 14a-8(i)(8).

BACKGROUND

The Company received the Proposal by letter on August 29, 2002, a copy of which is attached hereto as Exhibit A. By letter dated September 10, 2002, a copy of which was delivered to the Proponent on September 12, 2002, the Company notified the Proponent that he had failed to state that he intended to hold his shares of the Company through the date of the Annual

Meeting, a copy of this letter is attached hereto as Exhibit B. The Proponent indicated that he intended to hold his shares of the Company until after the Annual Meeting by letter dated September 16, 2002, which, with attachments, is attached hereto as Exhibit C. We have reserved comment on the two pages of poetry and the rambling discourse related to Chrysler that the Proponent attached to his September 16, 2002 letter, as we are not quite sure what to make of it.

The Proposal dated August 25, 2002, contained the following proposal for inclusion in the Proxy Materials:

> Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

LEGAL ANALYSIS

I. Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if implementation of the proposal would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if it is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to provide a mechanism on its proxy cards to permit shareholders to vote "against" the election of a nominee for director rather than "withhold authority" to vote for a nominee. We believe that implementation of the Proposal would require the Company to format its proxy cards in a manner inconsistent with Rule 14a-4(b)(2). Implementation of the Proposal would therefore result in a proxy card that would be false and misleading, in violation of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from the Proxy Materials pursuant to Rules 14a-8(i)(2) and (i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

In its release adopting Rule 16a-4(b), Release No. 34-16536 (November 21, 1979), the Commission expressly rejected a requirement that proxy cards provide a space for shareholders to vote "for" or "against" a nominee for director. Because many jurisdictions require directors to be elected by a plurality vote, the Commission instead required proxy cards to provide a space for shareholders to withhold voting authority for a nominee. Under a plurality voting system a vote "against" a nominee for director has no effect. To provide shareholders a proxy card that indicates a shareholder may vote "against" a nominee could mislead a shareholder into believing that a vote "against" a nominee will have an effect in the tabulation of votes cast. The Commission recognized this potential conflict with state law in its 1979 Release by stating, "[w]ith respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." In jurisdictions where state law gives effect to votes cast against a nominee, the instructions to Rule 14a-4 permit a company to provide a means for shareholders to vote against each nominee. New Jersey does not give effect to votes cast against a nominee for director. An opinion of New Jersey counsel to the Company confirming that votes against nominees for director are of no legal effect under New Jersey law is attached hereto as Exhibit D.

Implementation of the Proposal would require the Company to follow the procedure that the Commission has already rejected as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in violation of Rule 14a-9, be misleading.

Prior Staff letters considering Rule 14a-4 have permitted companies to exclude proposals similar to the Proposal. For example, in *Exxon Mobil Corporation*, (March 28, 2002) the Staff permitted Exxon Mobil to exclude from its proxy materials, in reliance on Rule 14a-8(i)(2), a shareholder proposal, submitted by Mr. Morse, that was almost identical to the Proposal the Company received, because Exxon Mobil did not opt out of Section 14A:4-24(3) of the New Jersey Business Corporation Act which requires directors to be elected by plurality vote. The Staff came to the same result in *CSX Corporation*, (March 11, 2002) when confronted with a substantially similar proposal from Mr. Morse because *CSX* had not opted out of a Virginia statutory provision (similar to the New Jersey statutory provision) requiring directors to be elected by plurality vote. In *Visteon Corporation*, (February 20, 2002) the Staff also permitted exclusion under Rule 14a-8(i)(2) of another almost identical proposal from Mr. Morse because *Visteon* had not opted out of a Delaware statutory provision (similar to the New Jersey statutory provision) that requires directors to be elected by plurality vote. Also, in *The Coca-Cola Company* (February 6, 2002) the Staff permitted the company to exclude form its proxy materials a substantially similar proposal, again from Mr. Morse, that sought the same change to the format of Coca Cola's proxy card as is sought in Mr. Morse's current Proposal on the grounds that implementation of the proposal would have caused Coca Cola's proxy material to be false and misleading in violation of Rule 14a-9 and hence, could be excluded under Rule 14a-8(i)(2).

Attached as Exhibit D is a legal opinion from our outside counsel admitted to practice in New Jersey confirming that New Jersey corporate law provides that directors shall be elected by plurality vote unless the company's certificate of incorporation provides otherwise, that the Company has not adopted any charter provision to opt out of plurality voting for directors, that under the laws of New Jersey in an election of directors where directors are elected by plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director, and that, therefore, to provide for votes against directors in the Company's proxy card would be misleading.

Therefore, we submit that the proposal may be omitted under Rule 14a-8(i)(2) and (i)(3) on the basis that the changes requested in the Proposal would be false and misleading to our shareholders in contravention of Rule 14a-9. *See Exxon Mobil Corporation* (March 11, 2002) (concurring with the exclusion of a substantially similar proposal on this basis).

II. The second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because it has already been substantially implemented

Rule 14a-8(i)(10) permits omission of a proposal which has been substantially implemented. The second sentence of the Proposal requests the Company to "[r]emove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company does not include on its proxy card any statement that all signed proxies that are not voted as to choice will be voted at the discretion of management. A sample copy of the Company's proxy card for its 2002 annual meeting, which is similar in form to the proxy card we intend to use for our 2003 annual meeting, is attached hereto as Exhibit E. Accordingly, the Company believes that the second sentence of the Proposal is inapplicable to its proxy card, and therefore, may be omitted from the Proxy Materials based on Rule 14a-8(i)(10) as having been substantially implemented.

III. Parts of the Proposal and the supporting statement contain false and misleading statements and may be excluded under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits omission of a shareholder proposal and any related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal outlined below and its supporting statement are false and misleading, and may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

A. The language of the Proposal is false and misleading.

The Proposal states:

> Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. *The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!* (emphasis added)

Inclusion of the italicized words regarding confiscation of a proxy and suggestion that rules are not laws renders the Proposal false and misleading. This language suggests that the Company is seeking to somehow prevent someone from legally voting by proxy card and that the Company should disregard some vaguely determined rules. It also seems to suggest that the Company's proxy card is unfair to shareholders because it permits signed proxies to be voted even where no vote is indicated on the proxy card. Rule 14a-4, however, permits such discretionary voting procedures. In addition, this language is false and misleading because it suggests that the Company has improperly designed its proxy card to be unfair to shareholders. The Note to Rule 14a-9, provides that "material which directly or indirectly impugns character, integrity or personal reputation or. . . makes charges concerning improper conduct. . .without factual foundation" may be misleading within the meaning of Rule 14a-9. The Proposal makes allegations which violate Rule 14a-9 and qualifies for exclusion under Rule 14a-9(i)(3).

B. The supporting statement is false and misleading.

The supporting statement is also misleading and may be excluded pursuant to Rule 14a-8(i)(3). The supporting statement provides:

> REASONS:
>
> Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

> Management claims the right to advise an "AGAINST" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

The unsupported statements above suggesting that the Proxy Materials are unfair and statements accusing "Management and Directors" of being determined to "stay in office by whatever means" are misleading within the meaning of Rule 14a-9. In addition, the statement (i) charges the directors with improper conduct (in the form of granting "excessive extra remuneration") without factual foundation and (ii) refers to remuneration of management – a topic unrelated to the nature of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal.[1]

This statement is also misleading because its suggests that, by providing a means to vote "against" a nominee for director, the result of an election for director will somehow be affected and management and directors will find it more difficult to stay in office. This is not the case, because as explained above in Section I, a vote "against" a director has no effect under New Jersey law.

Finally, the statement suggests that shareholders do not have a means to indicate that they have received proxy materials and are not voting in accordance with management's recommendations. This is false and misleading because shareholders may return a proxy card withholding authority to vote for each nominee and abstain with respect to other matters on the proxy card. Such a proxy card would have the effect of indicating that the shareholder is "present" and not voting, has received the proxy materials, and does not want to receive further vote solicitations.

The Company believes that the statement regarding confiscation of a proxy in the Proposal and the entire supporting statement are false and misleading and that, therefore, these portions of the Proposal and the supporting statement may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

---

[1] *See, e.g. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (permitting omission of references to compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in Indonesia at an annual meeting and the use of a hovercraft in the context of a proposal to declassify the company's board); *Knight-Ridder, Inc.* (December 28, 1995) (regarding a proposal relating to stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal").

IV. The Proposal may be omitted Pursuant to Rule 14a-8(i)(8) because the second paragraph of the supporting statement relates to an election of directors

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal that relates to "an election for membership to the company's board of directors."

The second paragraph of the supporting statement implicitly recommends that shareholders vote against the election of the Company's director nominees. (The paragraph states, "Shareowners. . .have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management. . . .") In the past, the Staff has permitted exclusion of shareholder proposals where the supporting statements make recommendations regarding an election of directors. For example, in *Phillips Van-Heusen Corp.* (April 6, 1999), the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X-- against All,' for #1 proposal on line for 'except' director nominees, until they stop this practice." In that letter, the Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees.[2]

Because the second paragraph of the supporting statement relates to the election of the Company's directors, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company intends to omit the Proposal from its Proxy Materials.

We would appreciate having the opportunity to discuss this matter with you further prior to your issuance of a response if it appears that you will not be able to grant the relief requested herein. If you have any questions regarding the matters discussed in this letter or require additional information, please call the undersigned at 201-236-2641.

Thank you for your time and consideration.

Very truly yours,



D. Lynn Van Borkulo-Nuzzo, Esq.
Executive Vice President and
Corporate Secretary

---

[2] *See also Crown Cork & Seal Co., Inc.* (February 24, 1999) (same proposal, statement and Staff determination as in Phillips); *Entergy Corp.* (January 19, 1999) (same proposal, statement and Staff determination as in Phillips).

A

Office of the Secretary
Hudson United Bank
1000 MacArthur Boulevard
Mahwah, NJ 67430

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717
Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse
Robert D. Morse

Office of the Secretary
Hudson United Bank
1000 MacArthur Boulevard
Mahwah, NJ 67430

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse



February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Grace K. Lee
Attorney-Advisor

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Attorney-Advisor

1000 MacArthur Boulevard
Mahwah, NJ 07430
1 800 HUB LINK (482-5465)

HUDSON UNITED BANCORP


HUB

September 10, 2002

(B)

Via UPS Overnight Mail #1Z5927XX2210201417

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

We are writing to acknowledge receipt of your proposal for inclusion in the proxy materials for Hudson United Bancorp's 2003 Annual Meeting of Shareholders ("Annual Meeting") and to notify you of an eligibility defect in the proposal you submitted to us.

Pursuant to rules promulgated under the Securities Exchange Act of 1934 you are required to submit to us a written statement that you intend to hold your Hudson United Bancorp shares through the date of the Annual Meeting.

If you do not submit such a statement to us postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter, we may seek to have your proposal omitted on eligibility grounds from the proxy materials in connection with the Annual Meeting.

You should note that the foregoing relates solely to the eligibility requirements which you have not met. The proposal itself is objectionable and can, in our view, be excluded.

Very truly yours,

Ann M. LaCarrubba
Senior Vice President and
Assistant Corporate Secretary

AML/ejk
bcc: Ron Janis

UPS Next Day Air
UPS Worldwide Express℠
Shipping Document

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER 1Z 592 7XX 22 1020 141 7

1 SHIPMENT FROM

SHIPPER'S UPS ACCOUNT NO. — UPS ACCOUNT NO. **5927XX**

REFERENCE NUMBER

NAME: ELAINE KRAUSE — TELEPHONE: 800-482-5465

COMPANY: HUDSON UNITED BANK

STREET ADDRESS: 1000 MACARTHUR BLVD

CITY AND STATE: MAHWAH NJ — ZIP CODE: 07430-2035

2 EXTREMELY URGENT DELIVERY TO

NAME: ROBERT MORSE — TELEPHONE: ( )

COMPANY

STREET ADDRESS: 212 HIGHLAND AVE. — DEPT./FLR. — Residential ☐

CITY AND STATE (INCLUDE COUNTRY IF INTERNATIONAL): MOORESTOWN, NJ — ZIP CODE: 08057

SHIPPER'S COPY 1

3 WEIGHT — WEIGHT (ENTER "LTR" IF LETTER): LTR — DIMENSIONAL WEIGHT (If Applicable)

		CHARGES
4 TYPE OF SERVICE	☒ NEXT DAY AIR ☐ EXPRESS (INT'L) FOR WORLDWIDE EXPRESS SHIPMENTS Mark an "X" in this box if shipment only contains documents of no commercial value. ☐ DOCUMENTS ONLY	$
5 OPTIONAL SERVICES	☐ SATURDAY PICKUP See instructions. ☐ SATURDAY DELIVERY See instructions.	$
	☐ INSURED VALUE Contents are automatically protected up to $100. For insured value over $100, see instructions. $ ____ AMOUNT	$
	☐ C.O.D. If C.O.D., enter amount to be collected and attach completed UPS C.O.D. tag to package. $ ____ AMOUNT	$
6 ADDITIONAL HANDLING CHARGE	☐ An Additional Handling Charge applies for certain items. See instructions.	$
TOTAL CHARGES		$

7 METHOD OF PAYMENT

☒ BILL SHIPPER — ☐ BILL RECEIVER — ☐ BILL THIRD PARTY (Domestic Only; Record Account No. in Section 8) — ☐ CREDIT CARD (American Express, Diner's Club, Discover, MasterCard, Visa) — ☐ CHECK

8 RECEIVER'S / THIRD PARTY'S UPS ACCT. NO. OR MAJOR CREDIT CARD NO. — EXPIRATION DATE /

THIRD PARTY'S COMPANY NAME

STREET ADDRESS

CITY AND STATE — ZIP CODE

The shipper authorizes UPS to act as forwarding agent for export control and customs purposes. The shipper certifies that these commodities, technology or software were exported from the United States in accordance with the Export Administration Regulations. Diversion contrary to U.S. law is prohibited.

9 SHIPPER'S SIGNATURE X Elaine J. Krause

DATE OF SHIPMENT 9/11/02

0101911202609 11/00 W

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

September 16, 2002

(C)

Ann M. La Carrubba, Sr. VP & Sec'y.
Hudson United Bank
1000 MacArthur Bulevard
Mahwah, NJ 07430

Dear Ms. LaCarrubba:

I find your letter quite interesting. I get the impression that a legal person is presenting the chore that I must, and do agree to hold my stock until after the meeting. These roadblocks that were "promulgated" [this should be written as: "contrived" to fulfill the SEC's pledge a few years ago "to use plain language".] are strictly anti-proposal, as is the requirement to attend the meeting, simply to speak to a usual minority of Shareholders, mostly whom have already voted and do not care to hear the proposal again.

You lastly admit the proposal to be objectionable. Of course it is ! However, the Shareholders are denied a "Right to dissent". I am not picking on your Company as wasting Shareholder assets, but all we need do is see the enormous payouts made by larger entities. Anyone can live graciously on a half-million dollars a year, should that be limited, as is the U,S President's salary. When Directors get carried away on excess remuneration, there is always the stigma of a possible kick-back; where is the personnel to police this ? Therefore, eliminate it, is my solution.

Thank you for writing. If written with an exclamation point, your surname sounds like an invitation to Cha-Cha !

Enclosures: A three in one proposal exposure.
Rhymes for stress relief.
Not part of the proposal material.

Sincerely,

Robert D. Morse
Robert D Morse



Mr. Robert Morse
212 Highland Ave.
Moorestown, NJ 080

These rhymes are for stress relief.
Not a part of the presentation

EX - PERT DANCER

She attended dancing school while a Miss,
And learned to place her steps like this:
Step the right foot, then step the left;
Pause, repeat, if you're not bereft.
Perhaps she had a lot of training,
Which requires a bit of braining.
What I divulge is perhaps unkind,
But what she acquired was a one-track mind.
In olden days of the west,
A Cowboy would dance the way he thought best.
It mattered not to the girl in tow,
Perhaps she would find a nice new beau.
As she danced away through the years,
Some partners like me, brought on tears.
The experts surrounded her in early days;
She pictured herself an actress in ways;
Leading her partners to believe
She was someone special, not to leave.
However, as the years rolled by,
The men slowly left, about to die.
She sits there in her lonely place,
Wondering how she might save face.
Once in awhile she glances around,
But very few partners are now being found.
She fails to realize she's now growing old;
And being vain, she can't be told:
That weight and age are taking their toll;
No longer is she upon a roll.
The question I now ask is this:
Where, oh where, did she go amiss ?

FLAP JACKS

A stack of pancakes is a welcome sight,
Not too heavy, placed just right.
When mine arrive I curb a shout:
" Why the heck did you spread them out! "

Robert Dennis Morse



Mr. Robert Morse
212 Highland Ave.
Moorestown, NJ 08057

These rhymes are for stress relief.
Not a part of the presentation

ODE TO MARY

ON TOP

I was perched on top of the world,
As about the small floor we whirled.
She was wearing a dress of smart red,
"Oh! The Lady In Red" came into my head.
She is quite slender, I won't call her slim;
But she is a fine dancer, using both foot and limb.
We finished some dances, then she said to me:
"Come meet my husband, who belongs to me".
We chatted a bit, getting acquainted, you see,
And my "Top Of The World" feeling continued to be.
I have been given a musical 'clown-on-the-world' toy,
The "On Top Of The World" music is a great joy.
Now I need to learn the whole song,
And if I should ask you, don't take me wrong.

L I B

We should all agree that women needed rights;
This can be accomplished without any fights.
There is one little problem that persists with me,
And are you wondering what that might be?
Since they are entitled to women's lib,
Why don't they offer to give back Adam's rib?
It might be in upper left corner of the rack,
And replaced with plastic when they give it back.

TWIN

Though nothing ever did come of it,
My Dad enjoyed making fun of it.
And yet, said he: "I came within one of it".
He spoke of almost being a twin,
Until the humor got a bit thin.
The best part as everyone knows,
They need not wear hand-me-down-clothes.
If they are to dress as a match,
A prior set of twins is seldom a natch.
About twins I wish to say one thing other:
Birthing must be a double strain on their Mother.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

September 12, 2002

Dear Secretary:

Would you please convey the thought to Management that since most replies to my Proposal are determined to find two, not one, subjects in my presentation, and it to be in violation of the Rules of 1934, as amended, would Management kindly contact the Securities and Exchange Commission for an answer as to why the former Chrysler Corporation presented three separate subjects as shown in my "EXHIBIT", and the SEC has DELAYED OR SUPPRESSED THE INFORMATION for 4 years as of end of September ?

I am under the impression it is : "Heads off, all around, but not mine" attitude.

Will you aid me as a responsible American Corporation in having these plundered assets returned, via the succeeding merged company ? You can understand I have been ignored and/or treated poorly by the SEC, and the Federal Courts, as shown.

Thank You,

Robert D. Morse



Enclosures:
Adjusted request proposal
Chrysler Corp. Exhibit/Request.
Rhymes for stress relief.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
August 19, 2002

THIS IS A WHISTLE BLOWER ACCOUNT OF A CONTRIVED PLAN BY WHICH FIVE CHRYSLER EXECUTIVES AND OTHERS ENRICHED THEMSELVES AS A RESULT OF A MERGER VOTE AND NO REGULTORY ACTION TAKEN THERON

OUTLINE OF CHRYSLER—MERCEDEZ MERGER PLAN

Proposal August 6.1998—Voted September 18, 1998

1. A week or so prior to receipt of Merger Proposal, a notice in Philadelphia Inquirer business column stated that five Chrysler executives stood to gain over 300 million in benefits as a result of a favorable merger vote.

2. Within twenty minutes of receipt of Proxy Materials, due to the notice, I spotted a conspiracy to mislead and confuse the shareholders as to voting for or against the merger plan..

3. SEC Rules of 1934, as amended, only permit one subject per proposal.
Chrysler executives placed the proposal to merge with Mercedez-Benz as one, Cash and options awards to themselves as another subject, and a third subject to increase Mr. Eaton's monthly retirement benefits all in one voting box, which misled stockholders into thinking all was a necessary part of the vote to merge. The result was over 97 percent voted in favor thereof.

4. Chrysler executives invited Tricenda Corporation [11% holdings] to vote for the merger plan, prior to issuing the proxy to remaining stockholders. Tricenda has since challenged the merger in Federal District Court in Delaware, the state of Chrysler's incorporation

5. A precautionary statement on front page reads: "—you will be asked to approve and adopt the amended and restated—Agreement—and the transactions contemplated by it , including the Chrysler Merger, are fair to and in the best interests of Chrysler and Chrysler's stock-holders." --"Your Board of Directors has unanimously approved—the Chrysler Merger—and the transactions contemplated by it,"—"including the Chrysler Merger."

6. Page 70, Par. 2 stipulates in a running sequence the cash payments to be made the five executives, not in a graphic depiction, as would be ordinarily presented. It is presented twice in the same manner. The executives can thereby claim "full disclosure". Continuing, Par. 4: Special Bonus Plan: "Chrysler may award special cash bonuses, not to exceed $5 million – to reward their efforts in connection with the transaction" Next continuing, is a running list of benefits to be derived by issuing Stock Appreciation Rights as a group [30 individuals including the five executives], 8,521,319 shares. "—Chrysler will establish an appropriate program to cover [if] the shortfall"

7. Approximately August 10, 1998, a letter to Chairman and CEO Robert J. Eaton inviting a change to three separate proposals went unanswered. SEC Rules: One subject per proposal.

8. Several letters to the SEC, acknowledged but no action taken to date. Likewise, three requests to the Justice Department never acknowledged nor action taken. A letter to Delaware, state of incorporation went unanswered.

9. Court action taken in Third District Court, Camden, NJ thrown out as "over one year of prior knowledge of alleged crime', seeking reimbursement to shareholders. Appeal to full court denied. Appellate Court in Philadelphia upheld first denial of a jury trial which had been requested. Appeal to Supreme Court returned with directions as how to apply within 90 days, [40 copies plus $300 fee, and admonition that only small percentage of cases are accepted for review by that Court]., therefore abandoned if favor of publicity as remedy for official inaction, even when evidence presented to Federal Courts.

   Suggested headline:

FIVE CHRYSLER EXECS MADE A COUP[E]

AND THE STOCKHOLDERS TAKEN FOR A RIDE !

D

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 682-3485

RED BANK, NEW JERSEY
(732) 224-1200
FACSIMILE (732) 224-3630

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

Hudson United Bancorp
1000 MacArthur Boulevard
Mahwah, New Jersey 07430

In connection with the election of directors at the 2003 annual meeting of shareholders of Hudson United Bancorp, a New Jersey corporation (the "Company"), you have asked our opinion as to the effectiveness of a vote by a shareholder "against" a director.

Pursuant to Section 14A:5-24(3) of the New Jersey Business Corporation Act (the "Act"), unless provided otherwise by a company's certificate of incorporation, directors of a company are elected by a plurality of votes cast by shareholders at an election. New Jersey law does not provide shareholders an option to vote against directors who are nominated for election. The only recognized voting options for shareholders under New Jersey law are to vote for a nominee, to not vote, or withhold the vote from the nominee. Although the Act does permit corporations to fashion an alternative method of selecting directors by inclusion of an appropriate provision in the certificate of incorporation, the certificate of incorporation of the Company has no such provision.

The Company's certificate of incorporation does not contain any provision altering or opting out of the otherwise applicable provision of the Act providing that directors shall be elected by a plurality of the votes cast at an election.

If you were to include a mechanism for shareholders to vote "against" a director in an election of directors, the shareholders would be thereby misled into believing that such a "no" vote was in some way determinative in the election. Because, under the Act, such votes "against" would have no impact whatsoever, the inclusion of such a voting mechanism would be misleading to the shareholders.

For the reasons set forth above, as a matter of New Jersey law, in an election of directors where the directors are elected by a plurality vote, a vote "against" a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Company's proxy materials for its 2003 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon in any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,



PITNEY, HARDIN, KIPP & SZUCH LLP

E

Please date, sign and mail your proxy card back as soon as possible!

Annual Meeting of Shareholders
HUDSON UNITED BANCORP

April 17, 2002

↓ Please Detach and Mail in the Envelope Provided ↓

A [X] Please mark your votes as in this example.

1. Election of 4 Directors

FOR all nominees listed at right (except as marked to the contrary) [ ]

WITHHOLD AUTHORITY to vote for all nominees listed at right. [ ]

Nominees: Bryant D. Malcolm
W. Peter McBride
Charles F.X. Poggi
John H. Tatigian, Jr.

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list at right.)

Management Recommends a Vote FOR All Nominees Listed at Right.

2. Management Recommends a Vote for Adoption of the 2002 Stock Option Plan. FOR [ ] AGAINST [ ] ABSTAIN [ ]

3. In their discretion, upon such other matters as may properly come before the Meeting.

PLEASE DATE, SIGN AND RETURN PROMPTLY.

_______________ SIGNATURE _______________ PRINT NAME _______________ SIGNATURE _______________ PRINT NAME Dated _________, 2002

NOTE: (Please sign exactly as your name appears on this proxy card. When signing as an executor, administrator, guardian, trustee or attorney, please give your title as such. If a corporation, please sign the full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. If the shares are held in joint name, all joint owners should sign.)

8888

HUDSON UNITED BANCORP

PROXY

FOR THE ANNUAL MEETING OF SHAREHOLDERS

Wednesday, April 17, 2002

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Robert J. Burke and James E. Schierloh and each of them, as Proxy, each with full power of substitution, to vote all of the stock of Hudson United Bancorp standing in the undersigned's name at the Annual Meeting of Shareholders of Hudson United Bancorp, to be held at the Sheraton Crossroads Hotel, One International Boulevard, Mahwah, New Jersey 07495 on Wednesday, April 17, 2002, at 10:00 a.m., and at any adjournment thereof. The undersigned hereby revokes any and all proxies heretofore given with respect to such meeting.

This proxy will be voted as specified on the reverse side. If no choice is specified, the proxy will be voted FOR the election of the 4 nominees for directors listed in the Proxy Statement and FOR adoption of the 2002 Stock Option Plan.

Shares, if any, held for your account by the trustee for the dividend reinvestment plan will be voted in the same manner as you vote the shares in your name individually.

(continued on reverse side)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hudson United Bancorp
Incoming letter dated November 13, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Hudson United may exclude the proposal under rule 14a-8(i)(2). In this regard, because Hudson United's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, it appears that implementation of the proposal would result in Hudson United's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Hudson United omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hudson United relies.

Sincerely,



Grace K. Lee
Special Counsel